# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: INTELLINETICS, INC., CIK 0001081745
CUSIP: 45825X204
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2190 DIVIDEND DRIVE, COLUMBUS, Ohio (OH), 43228
Date of event which requires filing of this statement: 06/21/2025
Amends the filing with accession number 0001144204-15-026038
Filed by CIK 0001024533
Persons authorized to receive notices and communications: Michael Taglich, 37 Main Street, Cold Spring Harbor, New York (NY), 11724, 631-757-1500

## Reporting persons
- Michael Taglich (CIK 0001024533): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 857,506; shared voting power 0; sole dispositive power 857,506; shared dispositive power 0; aggregate amount beneficially owned 857,506 (18.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: INTELLINETICS, INC.
Address of issuer's principal executive offices: 2190 DIVIDEND DRIVE, COLUMBUS, Ohio (OH), 43228

## Item 2. Identity and Background
Residence or business address: 37 Main Street, Cold Spring Harbor, NY 11724

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mr. Taglich received this additional equity as compensation for his services as a director, and he did not invest any additional funds in exchange for the stock options.

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Taglich received this additional equity as ordinary course compensation for his services as a director.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Michael Taglich beneficially owns 857,506 shares of common stock of Intellinetics, Inc., representing 18.8% of the common stock of Intellinetics. Inc.
Number of shares as to which each person has sole or shared power to vote or dispose: Michael Taglich has both voting power and dispositive power over such common stock.
Transactions in the class effected during the past sixty days: On June 21, 2025, Mr. Taglich received nonqualified stock options to purchase 9,000 shares of common stock as director compensation pursuant to the Issuer's Director Compensation Plan.

## Signatures
- Michael Taglich: /s/ Michael Taglich, Michael Taglich (06/25/2025)